Mail Stop 4561

September 15, 2009

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport center Drive
Newport Beach, CA 92660

>   **Re: Acacia Research Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your response letter dated July 30, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2009.

Form 10-K for the Year Ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.   We note your response to prior comment number 5 and it remains unclear to us how you have concluded that the settlement element qualifies as a revenue element. Absent a persuasive conclusion that both deliverables are revenue

elements within the scope of EITF 00-21, the allocation guidance in EITF 00-21 may be useful to determine how to allocate consideration paid among revenue or non-revenue elements using relative fair values. Where one of the elements of the arrangement cannot be valued, such as the settlement element, it may be appropriate to use a residual approach and determining the fair value of the license element using a reasonable valuation methodology. Your response indicates that you do not have objective evidence of fair value of the deliverables in the arrangements. However, it would appear that you do enter into arrangements that include the license of patented technologies. Please tell us how you considered these arrangements when concluding that you do not have objective evidence of fair value of the license element.

2.   Please tell us whether the minimum upfront payments discussed in prior comment number 16 are refundable or nonrefundable.

3.   We note your response to prior comment 7 and it remains unclear to us why the revenue recognition policy for the upfront minimum license fees differs from the recognition of the perpetual license fees. Although the time periods in these arrangements differ there is no remaining performance obligation in either arrangement subsequent to the delivery of the license. Please explain to us in greater detail why you believe that the revenue recognition pattern differs when there is an upfront minimum license fee versus a perpetual license fee.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 17

4.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, we note that your current disclosure does not explain significant changes in working capital accounts such as accounts receivable and deferred revenues. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

* * * * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3406.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief